Filed by Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Biddeford and Saco Water Company

Registration Statement File No. 333-183708

News Release

Maine PUC approves Biddeford and Saco Water Company Agreement

Clinton, Connecticut, November 9, 2012 — Connecticut Water Service, Inc. (NASDAQ: CTWS) announced today that the State of Maine Public Utilities Commission (MPUC) has approved a Stipulation Agreement entered into by the Biddeford and Saco Water Company (the “Company”), The Maine Water Company (“Maine Water”), the Public Advocate of Maine, and the City of Biddeford that clears the way for the Biddeford and Saco Water Company to join forces with Maine Water and The Connecticut Water Company (“Connecticut Water”).

The Company serves nearly 16,000 customers in the Maine communities of Biddeford, Saco, Old Orchard Beach, and Scarborough. Maine Water serves nearly 16,000 customers, or about 50,000 people, in 17 communities throughout Maine, and is a subsidiary of CTWS and sister company to Connecticut Water that serves more than 90,000 customers, or 300,000 people in Connecticut.

In its decision, the MPUC concluded that the terms of the Stipulation Agreement “...are not adverse to the public interest...” Among the items included in the Agreement are provisions to create a customer advisory council to assist the Company in identifying and prioritizing capital investment and infrastructure needs, and to hold regular meetings with municipal leaders to coordinate annual capital spending plans and address operational issues. Further, the Company affirmed its commitment to the water resources of the Saco River for public water service to protect and preserve Company-owned land on the Saco River. The complete MPUC Order and the Stipulation Agreement can be found at the MPUC’s Web site: www.maine.gov/mpuc.

According to Judy E. Wallingford, President of Maine Water, “The Agreement aligns well with Maine Water’s core values of serving customers and our communities, while being responsible stewards of the environment. In particular, I am delighted that a Customer Advisory Council is being established to help prioritize infrastructure investment in the water system.”

Jerry Mansfield, President of the Biddeford and Saco Water Company, stated, “The increased access to capital by becoming a part of Maine Water and CTWS allows for greater infrastructure investment to maintain and improve the system, which is needed for future economic development as well public health and safety.”

According to Eric W. Thornburg, President of CTWS, the Agreement and its approval by the MPUC is good for all of the Company’s stakeholders. He stated, “A robust, reliable water system is vital to the quality of life of our families, the economic development of our communities, and public safety. We are eager to work in the communities to deliver on our commitment to customer service and investing in critical infrastructure.”

A closing of the merger of a CTWS subsidiary with and into the Company is planned for December 2012, pending approval of the shareholders of the Biddeford and Saco Water Company. The transaction reflects a total enterprise value of approximately $19.8 million (as of July 18, 2012).

When the transaction is completed, CTWS’s overall customer base would grow by 16,000 customers, or approximately 15 percent, and it would be the fastest growing investor-owned water utility in New England with 122,000 customers, or a population of 400,000 people, in the states of Connecticut and Maine. CTWS would also become the largest investor-owned water utility in the State of Maine with nearly 32,000 customers serving close to 100,000 people between Maine Water and the Biddeford and Saco Water Company.

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News media contact:

Daniel J. Meaney, APR

Director of Corporate Communications

Connecticut Water Service, Inc.

93 West Main Street, Clinton, CT 06413-1600

(860) 664 -6016

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Connecticut Water’s proposed acquisition of the Biddeford and Saco Water Company. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving anticipated benefits or cost savings from the merger or in achieving such anticipated benefits or cost savings within the expected time frame, difficulties in integrating Biddeford and Saco Water into Connecticut Water, increased competitive pressures, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which the Company and Biddeford and Saco Water are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Connecticut Water files with the Securities and Exchange Commission (“SEC”). We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the pending acquisition of BSWC, CTWS has filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933 (File No. 333-183708), containing a joint proxy statement of BSWC that also constitutes a prospectus of CTWS (the “Joint Proxy Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Joint Proxy Statement/Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about CTWS, BSWC and the proposed merger.

When available, copies of the Joint Proxy Statement/Prospectus will be mailed to BSWC’s shareholders. Copies of the Joint Proxy Statement/Prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CTWS’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-428-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by CTWS with the SEC may also be obtained free of charge at the SEC’s web site or by directing a request to CTWS at the address provided above.

CTWS and BSWC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger. Information regarding the directors and executive officers of CTWS and BSWC, and their respective interests in CTWS or BSWC, respectively, by security holdings or otherwise is available in the Joint Proxy Statement/Prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.